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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **June, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: June 27, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.



Royal Standard Minerals Inc.
(Continued under the Canada Business Corporations Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Consolidated Financial Statements

January 31, 2008 and 2007

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Royal Standard Minerals Inc. (An exploration stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in Note 2 to the financial statements.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed)

Roland M. Larsen
President and Chief Executive Officer and acting Chief Financial Officer

Toronto, Canada
March 28, 2008

March 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.

We have audited the consolidated balance sheets of Royal Standard Minerals Inc. (An Exploration Stage Company) as at January 31, 2008 and 2007 and the consolidated statements of mineral properties, operations, comprehensive loss and accumulated other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years ended January 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended January 31, 2008 in accordance with Canadian generally accepted accounting principles.

	"McCarney Greenwood LLP"
Toronto, Canada	
	McCarney Greenwood LLP
	Chartered Accountants
	Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

	"McCarney Greenwood LLP"
Toronto, Canada	
	McCarney Greenwood LLP
	Chartered Accountants
	Licensed Public Accountants

Royal Standard Minerals Inc.

(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Balance Sheets

As at January 31		2008		Restated (Note 2) 2007
Assets				
Current assets				
Cash and cash equivalents (Note 2(b))	$	**7,209,173**	$	9,654,288
Short-term investments		**117,761**		433,699
Marketable securities (Note 3)		**148,189**		86,124
Sundry receivables and prepaids		**97,445**		141,827
Due from related parties (Note 13)		**433,719**		122,386
		8,006,287		10,438,324
Reclamation bond (Note 4)		**203,186**		181,767
Mineral properties (Note 5)		**13,895,392**		8,547,743
Equipment, net (Note 6)		**1,483,690**		2,056,392
	$	**23,588,555**	$	21,224,226
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	**220,737**	$	202,157
		220,737		202,157
Asset retirement obligation (Note 7)		**203,186**		181,767
		423,923		383,924
Shareholders' Equity				
Share capital (Note 8)		**28,354,608**		25,403,464
Shares to be cancelled (Note 8)		**(42,257)**		-
Warrants (Note 9)		**2,814,999**		3,546,935
Contributed surplus (Note 10)		**6,950,396**		6,025,637
Deficit		**(16,070,582)**		(14,051,103)
Accumulated other comprehensive income		**1,157,468**		(84,631)
		23,164,632		20,840,302
	$	**23,588,555**	$	21,224,226

Going Concern (Note 1)

Approved by the Board:

"Roland M. Larsen"   "Kimberly L. Koerner"

Director	**Director**



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception of project
Gold Wedge Project				
Opening balance	$ 6,912,843	$ 2,857,531	$ 1,494,980	$ -
Property acquisition costs	93,463	171,376	184,892	599,862
Travel	77,588	77,737	70,862	290,141
Mine development costs	241,075	293,519	237,867	982,208
Drilling	606,223	53,185	78,790	884,639
General exploration	-	5,023	38,776	133,353
Professional fees	-	-	33,740	72,636
Consulting, wages and salaries	1,146,119	1,377,706	243,297	3,471,045
Office and general	729,941	335,767	79,701	1,145,909
Analysis and assays	23,899	30,063	22,240	118,621
Supplies, equipment and transportation	1,389,747	1,171,969	186,254	2,762,848
Amortization	645,163	538,967	186,132	1,404,799
Activity during the period	4,953,218	4,055,312	1,362,551	11,866,061
Closing balance	$11,866,061	$ 6,912,843	$ 2,857,531	$11,866,061
Pinon Project				
Opening balance	$ 1,148,259	$ 762,285	$ 600,538	$ -
Property acquisition costs	19,017	34,047	40,258	444,587
Travel	14,978	-	801	26,828
Drilling	-	8,333	72,780	130,600
General exploration	-	-	-	7,765
Professional fees	-	-	-	66,273
Office and general	54,413	15,296	2,698	98,120
Geologist	-	-	25,008	32,653
Consulting, wages and salaries	207,590	151,133	19,537	402,492
Reclamation costs	-	167,785	-	167,785
Analysis and assays	7,171	9,380	382	74,042
Supplies, equipment and transportation	-	-	283	283
Activity during the period	303,169	385,974	161,747	1,451,428
Closing balance	$ 1,451,428	$ 1,148,259	$ 762,285	$ 1,451,428



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception of project
Railroad Project				
Opening balance	$ 215,813	$ 175,670	$ 175,670	$ -
Property acquisition costs	115,633	40,143	-	331,446
Activity during the period	115,633	40,143	-	331,446
Closing balance	$ 331,446	$ 215,813	$ 175,670	$ 331,446
Fondaway Project				
Opening balance	$ 162,778	$ 127,652	$ 96,028	$ -
Property acquisition costs	64,754	35,126	31,624	227,181
Travel	3,279	-	-	3,279
Drilling	15,646	-	-	15,646
Analysis and assays	-	-	-	351
Activity during the period	83,679	35,126	31,624	246,457
Closing balance	$ 246,457	$ 162,778	$ 127,652	$ 246,457
Como Project				
Opening balance	$ 108,050	$ 108,050	$ 86,330	$ -
Property acquisition costs	35,933	-	-	71,628
Travel	-	-	-	2,806
Geologist	-	-	-	5,098
Consulting, wages and salaries	-	-	-	41,532
Rent	1,477	-	21,720	55,052
Analysis and assays	-	-	-	9,138
Written off	(145,460)	-	-	(185,254)
Activity during the period	(108,050)	-	21,720	-
Closing balance	$ -	$ 108,050	$ 108,050	$ -



The accompanying notes are an integral part of these consolidated financial statements.

- 4 -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception of project
Manhattan Project				
Opening balance	$ -	$ -	$ 191,065	$ -
Property acquisition costs	-	-	-	27,707
Travel	-	-	-	28,253
General exploration	-	-	1,458	63,219
Consulting, wages and salaries	-	-	-	47,743
Analysis and assays	-	-	-	25,601
Written off	-	-	(192,523)	(192,523)
Activity during the period	-	-	(191,065)	-
Closing balance	$ -	$ -	$ -	$ -
Other Projects				
Opening balance	$ -	$ -	$ 54,053	$ -
Cumulative expenditures from date of inception	-	-	-	3,410,396
Expenditures during the year	-	-	120,891	161,548
Written off	-	-	(174,944)	(3,571,944)
Activity during the period	-	-	(54,053)	-
Closing balance	$ -	$ -	$ -	$ -
TOTAL	**$13,895,392**	$ 8,547,743	$ 4,031,188	$13,895,392



The accompanying notes are an integral part of these consolidated financial statements.

- 5 -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Operations

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception June 26, 1996
Expenses				
General and administrative (Note 16)	$ 872,321	$ 618,962	$ 266,505	$ 3,372,063
Consulting, wages and salaries	482,123	443,693	295,707	1,995,900
Stock-option compensation (Note 10)	853,953	3,838,926	739,006	5,622,831
General exploration	59,784	-	-	211,835
Amortization	2,132	1,322	5,745	13,290
	2,270,313	4,902,903	1,306,963	11,215,919
Loss before the following items	(2,270,313)	(4,902,903)	(1,306,963)	(11,215,919)
Interest income	396,294	391,420	-	739,211
Write down of advances to related company	-	-	-	(75,506)
Write-off of exploration properties	(145,460)	-	(367,467)	(3,944,324)
Gain on disposal of marketable securities	-	-	-	47,988
Write down of marketable securities	-	-	-	(407,105)
Loss on sale in exploration property	-	-	-	(474,187)
Net (loss)	$ (2,019,479)	$ (4,511,483)	$ (1,674,430)	$ (15,329,842)
Basic and diluted loss per share (Note 11)	$ (0.02)	$ (0.06)	$ (0.03)	



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Comprehensive (Loss) and Accumulated other comprehensive income (loss)

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception June 26, 1996
Net (loss)	**(2,019,479)**	(4,511,483)	(1,674,430)	(15,329,842)
Other comprehensive gain				
Net increase in unrealized gains on available-for-sale marketable securities	**29,469**	-	-	29,469
Comprehensive (loss)	**(1,990,010)**	(4,511,483)	(1,674,430)	(15,300,373)
Accumulated other comprehensive income (loss)				
Balance at beginning of period	$ **(84,631)** $	296,399 $	46,894 $	-
Foreign currency translation adjustment	**1,180,034**	(381,030)	249,505	1,095,403
Transition adjustments (Note 2(n)(v)(2))	**32,596**	-	-	32,596
Other comprehensive gains for the year	**29,469**	-	-	29,469
Balance at end of period	$ **1,157,468** $	(84,631) $	296,399 $	1,157,468



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception June 26, 1996
Share capital				
Balance at beginning of period	$ 25,403,464	$ 11,832,670	$ 8,779,261	$ 2,513,184
Private placements, net of issue costs	-	12,526,915	3,117,705	21,776,134
Warrants valuation	-	(2,847,058)	(1,132,581)	(4,649,811)
Shares issued for mineral properties	-	-	-	972,579
Shares issued on stock options exercised	421,672	332,784	64,824	907,570
Fair value of stock options exercised	-	178,155	19,433	197,588
Shares issued on warrants exercised	1,868,342	2,639,865	692,984	6,004,418
Fair value of warrants exercised	661,130	740,133	255,491	1,747,099
Shares issued for services	-	-	-	184,590
Cancellation of shares held in escrow	-	-	-	(1,425,413)
Shares issued to brokers as compensation	-	-	35,553	126,670
Balance at end of period	$ 28,354,608	$ 25,403,464	$ 11,832,670	$ 28,354,608
Shares to be issued				
Balance at beginning of period	$ -	$ 119,325	$ -	$ -
Activity during the period	-	(119,325)	119,325	-
Balance at end of period	$ -	$ -	$ 119,325	$ -
Shares to be cancelled				
Balance at beginning of period	$ -	$ -	$ -	$ -
Activity during the period	(42,257)	-	-	(42,257)
Balance at end of period	$ (42,257)	$ -	$ -	$ (42,257)
Warrants				
Balance at beginning of period	$ 3,546,935	$ 1,440,010	$ 584,796	$ -
Fair value of warrants issued	-	2,847,058	1,132,581	4,649,811
Fair value of warrants exercised	(661,130)	(740,133)	(260,460)	(1,747,099)
Fair value of warrants expired	(70,806)	-	(16,907)	(87,713)
Balance at end of period	$ 2,814,999	$ 3,546,935	$ 1,440,010	$ 2,814,999



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception June 26, 1996
Contributed surplus				
Balance at beginning of period	$ 6,025,637	$ 2,364,866	$ 1,628,386	$ -
Cancellation of shares held in escrow	-	(22,124)	-	1,425,413
Fair value of stock options granted	853,953	3,861,050	739,006	5,634,858
Fair value of stock options exercised	-	(178,155)	(19,433)	(197,588)
Expired warrants	70,806	-	16,907	87,713
Balance at end of period	$ 6,950,396	$ 6,025,637	$ 2,364,866	$ 6,950,396
Deficit				
Deficit, beginning of period	$ (14,810,739)	$ (9,760,289)	$ (7,899,727)	$ (740,740)
Adjustments (Note 2 (m))	759,636	220,669	34,537	-
Balance at beginning of period - restated	(14,051,103)	(9,539,620)	(7,865,190)	(740,740)
Net (loss)	(2,019,479)	(4,511,483)	(1,674,430)	(15,329,842)
Deficit, end of period	$ (16,070,582)	$ (14,051,103)	$ (9,539,620)	$ (16,070,582)
Accumulated other comprehensive income				
Balance at beginning of period	$ (84,631)	$ 296,399	$ 46,894	$ -
Foreign currency translation	1,180,034	(381,030)	249,505	1,095,403
Transition adjustments [1]	32,596	-	-	32,596
Net increase in unrealized gains on available-for-sale marketable securities	29,469	-	-	29,469
Balance at end of period	$ 1,157,468	$ (84,631)	$ 296,399	$ 1,157,468
Total Shareholders' Equity	$ 23,164,632	$ 20,840,302	$ 6,513,650	$ 23,164,632

[1] Transition adjustments relate to the adoption of the new financial instruments accounting standards. Refer to Note 2 (n)(v)(2).



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception June 26, 1996
Cash and cash equivalents provided by (used in):				
Operating activities				
Net loss	$ (2,019,479)	$ (4,511,483)	$ (1,674,430)	$ (15,329,842)
Operating items not involving cash:				
Amortization	2,132	1,322	5,745	13,290
Stock-option compensation	853,953	3,838,926	739,006	5,622,831
Write-off of bad debt	-	-	-	20,950
Write-off of exploration properties	145,460	-	367,467	3,944,324
Consulting services provided as payment for stock options	117,678	-	-	117,678
Loss on sale of exploration properties	-	-	-	474,187
Gain on disposal of marketable securities	-	-	-	(47,988)
Write down of advances to related company	-	-	-	75,506
Writedown of marketable securities	-	-	-	407,105
Changes in non-cash working capital:				
Sundry receivables and prepaids	44,382	(140,566)	(484)	(166,239)
Accounts payable and accrued liabilities	18,580	(19,576)	117,646	220,737
Cash (used in) operating activities	(837,294)	(831,377)	(445,050)	(4,647,461)
Financing activities				
Issue of common shares, net of issue costs	2,172,336	15,380,240	4,025,421	32,282,817
Purchase of shares to be cancelled	(42,257)	-	-	(42,257)
Due from related parties	(311,333)	3,956	(64,105)	(509,225)
Cash provided by financing activities	1,818,746	15,384,196	3,961,316	31,731,335



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the periods ended January 31	2008	Restated (Note 2) 2007	Restated (Note 2) 2006	Cumulative from date of inception June 26, 1996
Investing activities				
Funds held in trust	**-**	-	-	(20,950)
Sale (purchase) of short-term investments	**315,938**	2,679	(436,378)	(117,761)
Purchase of reclamation bond	**(171,611)**	-	-	(171,611)
Redemption of reclamation bond	**150,192**	-	-	150,192
Additions to mineral properties	**(4,826,527)**	(3,977,588)	(1,513,859)	(17,552,824)
Purchase of equipment	**(74,593)**	(1,337,687)	(1,413,136)	(2,901,780)
Purchase of marketable securities	**-**	-	-	(1,057,976)
Proceeds on disposal of marketable securities	**-**	-	-	690,859
Proceeds on sale of mineral properties	**-**	-	-	11,747
Cash (used in) investing activities	**(4,606,601)**	(5,312,596)	(3,363,373)	(20,970,104)
Change in cash and cash equivalents	**(3,625,149)**	9,240,223	152,893	6,113,770
Effect of translation on foreign currency	**1,180,034**	(381,030)	249,505	1,095,403
Cash and cash equivalents, beginning of period	**9,654,288**	795,095	392,697	-
Cash and cash equivalents, end of period $	**7,209,173** $	9,654,288 $	795,095 $	7,209,173
Cash and cash equivalents consist of:				
Cash $	**3,587,850** $	322,693 $	186,828 $	3,587,850
Money market deposits	**3,621,323**	9,331,595	608,267	3,621,323
Cash and cash equivalents $	**7,209,173** $	9,654,288 $	795,095 $	7,209,173
Supplemental cash information				
Amortization capitalized to mineral properties $	**645,163** $	538,967 $	186,132 $	1,404,799



The accompanying notes are an integral part of these consolidated financial statements.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

1.   The Company and Operations

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the Canada Business Corporations Act and its common shares are listed in Canada on the TSX Venture Exchange and traded in the United States of America on the OTC Bulletin Board. The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage (AcG11) as detailed by the Canadian Institute of Chartered Accountants (CICA). Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These consolidated financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.   Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 18.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a)   Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.



- 12 -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

2. Significant Accounting Policies (continued)

(b) Cash and cash equivalents

Cash and cash equivalents are carried in the consolidated balance sheets at cost and they are comprised of cash on hand, term deposits held with banks and other short-term liquid investments generally with an original maturity of three months or less.

	2008	2007	2006
Cash	$ 3,587,850	$ 322,693	$ 186,828
Money market deposits	3,621,323	9,331,595	608,267
Cash and cash equivalents	$ 7,209,173	$ 9,654,288	$ 795,095

(c) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:

| Exploration equipment | - 25% to 30% |
| Office equipment | - 20% |

Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.

(d) Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. Cost includes any cash consideration and advance royalties paid. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.

If the economically recoverable precious metal reserves are developed, capitalized costs of the related property will be reclassified as mining assets and amortized using the unit production method. When a mineral property is abandoned, all related costs are written-off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written-down to its estimated net realizable value. A mineral property is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

2.   Significant Accounting Policies (continued)

(e)   Asset retirement obligation

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(f)   Stock-based compensation plans

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(g)   Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax base of the assets and liabilities, and are measured using the substantially enacted tax rates expected to be in effect when these temporary differences are likely to reverse. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized, and a valuation allowance is applied against any future tax asset if it is more likely than not that the asset will not be realized.

(h)   Loss per common share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

2.   Significant Accounting Policies (continued)

(i)   Foreign currency translation

The Company uses the United States Dollar as its functional and reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.

Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and share capital of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in accumulated other comprehensive income (loss) in the current period. The foreign currency translation adjustment recorded in prior years has been reclassified as a result of the application of the new accounting standard for comprehensive income.

(j)   Marketable securities

Marketable securities are carried at fair value. Also see note 2(n)(v)(1).

(k)   Short-term investments

Short-term investments are liquid investments with a maturity greater than three months but less than one year.

(l)   Accounting Changes

Effective February 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors.

(m)   Change in accounting policy with retroactive application

During the year ended January 31, 2008, the Company changed its accounting policy with regards to the amortization of its exploration equipment. In prior years, the Company recorded such amortization as an operating expense. As the Company is still in the exploration stage, the Company's management determined that it would be more appropriate to defer the amortization of the exploration equipment until the Company ceases to be in the exploration stage and enters the production stage. The effect of this change on the January 31, 2007 year end balance sheet is an increase in mineral properties by $759,636 and a corresponding decrease in the accumulated deficit by the same amount. The effect of this change on the net loss and the accumulated deficit for the years ended January 31, 2007 and 2006 is a decrease of $538,967 and $186,132, respectively, and a corresponding increase in mineral properties. The Opening accumulated deficit for for the years ended January 31, 2007 and 2006 decreased by $220,669 and $34,537, respectively, and a corresponding increase in opening balance in mineral properties.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

2. Significant Accounting Policies (continued)

(n) Financial instruments, comprehensive income (loss) and hedges

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, sundry receivables, and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair market values due to the relatively short periods to maturity or capacity for prompt liquidation of these instruments. In managements opinion the Company is not exposed to significant interest rate risk.

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", 3861, "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(i) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(ii) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(iii) Financial instruments - disclosure and presentation

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

2.   Significant Accounting Policies (continued)

(n)   Financial instruments, comprehensive income (loss) and hedges (continued)

(iv) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

(v) Impact upon adoption of Sections 1530, 3855, 3861 and 3865

The primary impact on the consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and January 31, 2008, the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost. At January 31, 2008, the Company's marketable securities are carried at fair market value.

(2) The Company has recorded the following transition adjustments in its consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

   a) an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and
   b) an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $32,596, net of taxes of $5,887 and recovery of capital loss carryforwards of $5,887.

(3) The Company has evaluated the impact of sections 3861 and 3865 on its consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

2. **Significant Accounting Policies (continued)**

(o) **Accounting policy choice for transaction costs**

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No.166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice to be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective October 31, 2007 which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

(p) **Future accounting changes**

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. **Marketable Securities**

Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2008 was $148,189 (2007 - $118,720; 2006 - $226,538).

The quoted market values represents the fair value of the shares..



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

4. **Reclamation Bond**

The Company has posted reclamation bonds for its mining projects, as required by the State of Nevada, to secure clean-up costs if the projects is abandoned or closed.

5. **Mineral Properties**

Name of Mineral Property	2008	Restated (Note 2) 2007	Restated (Note 2) 2006
Gold Wedge project (i)	$11,866,061	$ 6,912,843	$ 2,857,531
Pinon project (ii)	1,451,428	1,148,259	762,285
Railroad project (ii)	331,446	215,813	175,670
Fondaway project (iv)	246,457	162,778	127,652
Como project (iii)	-	108,050	108,050
	$13,895,392	$ 8,547,743	$ 4,031,188

(i) Gold Wedge Project

The Gold Wedge Project is located in the Manhattan Mining District in Nye County, Nevada. The Company has been issued a mine and mill permit for this project by the Nevada Department of Environmental Protection (NDEP). The Company has completed construction of a processing plant on site. Testing of the various mineral processing functions commenced during the fiscal year.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County (Manhattan Property) and Churchill County (Dixie-Comstock Property), Nevada. This property position adjoins the Company's Gold Wedge project. The Manhattan Property project was discontinued and all exploration expenditures were written-off in 2006. The Dixie-Comstock Property is considered to be an advanced exploration project. Commencing on August 1, 2005, annual option payments of $48,000 are to be applied to a total purchase price of $600,000. A gross production royalty of 8% will be paid to the seller of the purchase option anytime that production begins from the Manhattan Property or the Dixie-Comstock Property. The maximum of gross production royalties that would be paid under this agreement is $300,000.

The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge Project site to its original condition as required by the State of Nevada regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $149,050, equal to the amount of the reclamation bond posted by the Company with the State of Nevada.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

5.   **Mineral Properties (Continued)**

    (ii)   **Pinon-Railroad Projects**

        Pinon Project - Cord Lease
        In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada. The lessors will retain a 5% net smelter royalty with no option to purchase.

        Pinon Project - Tomera Lease
        In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.

        In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Tomera Lease properties.

        Darkstar Lease Project
        In July 2006, the Company entered into a mining lease agreement to lease certain properties near the proposed Pinon minesite in Elko County, Nevada for a period of five years. The Darkstar gold property is located less than 2 miles from the Pinon property. The Company agreed to pay $6,400 on execution of the Agreement. The Company is committed to pay annual option payments of $7,600 in 2007, $8,960 in 2008, $10,240 in 2009 and $11,520 in 2010. The lessor will also retain a 5% net smelter royalty.

        The Company has recorded an asset retirement obligation on its Pinon-Railroad Projects, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by the State of Nevada regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $54,136, equal to the amount of the reclamation bond posted by the Company with the State of Nevada.

    (iii)   **Como Project**

        On December 2003, the Company entered into a mining lease agreement to lease certain properties located in Lyon County, Nevada. The Company agreed to pay $25,000 upon execution of the Agreement. The Company was committed to pay an annual option of $25,000 in 2005. Future payments are $25,000 in 2008 and $25,000 in 2009.

        Subsequent to the year end, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

    (iv)   **Fondaway Project**

        The Fondaway Project is located in Churchill County, Nevada. The Company has leased the property and is obligated to make payments of $25,000 in fiscal 2003, $30,000 in 2004 and 2005 and $35,000 in each of the following seven years. The Company is also obligated to provide a 3% net smelter return upon production.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

6.   **Equipment**

	2008	2007	2006
Cost			
Exploration equipment	$ 2,883,166	$ 2,808,573	$ 1,475,201
Office equipment	21,253	21,253	16,936
	2,904,419	2,829,826	1,492,137
Accumulated amortization			
Exploration equipment	1,404,799	759,636	220,669
Office equipment	15,930	13,798	12,474
	1,420,729	773,434	233,143
Net carrying value			
Exploration equipment	1,478,367	2,048,937	1,254,532
Office equipment	5,323	7,455	4,462
	$ 1,483,690	$ 2,056,392	$ 1,258,994

Amortization of exploration equipment is capitalized to mineral properties and amortization of office equipment is charged to operations.

7.   **Asset retirement obligation**

The Company is required to recognize a liability for a legal obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the undiscounted asset retirement obligation ("ARO's") were estimated to be $203,186 as at January 31, 2008, assuming payments made over a five year period.

Determination of the undiscounted ARO and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs. Following is the reconciliation of the asset retirement obligation:

	2008	2007	2006
Balance, beginning of year	$ 181,767	$ 131,767	$ 131,767
Accretion cost	21,419	50,000	-
Balance, end of year	$ 203,186	$ 181,767	$ 131,767



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

8.   Share Capital

Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Common shares issued	Shares	Amount
Balance at January 31, 2005	43,143,518	$ 8,779,261
Shares issued for cash, less issue costs of $295,750	12,131,000	3,117,705
Shares issued to brokers as compensation	127,000	35,553
Shares issued on the exercise of warrants	2,221,060	692,984
Fair value of warrants exercised	-	255,491
Share issued on stock options exercised	200,000	64,824
Fair value of stock options exercised	-	19,433
Warrant valuation	-	(1,132,581)
Balance at January 31, 2006	**57,822,578**	**11,832,670**
Shares issued	100,000	119,325
Shares issued for cash, less issue costs of $879,170	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Shares issued on stock options exercised	1,250,000	332,784
Fair value of stock options exercised	-	178,155
Shares issued on warrants exercised	6,126,730	2,639,865
Fair value of warrants exercised	-	740,133
Balance at January 31, 2007	**78,275,275**	**25,403,464**
Shares issued on warrants exercised	4,289,550	1,868,342
Fair value of warrants exercised	-	661,130
Shares issued on stock options exercised	1,515,000	421,672
Balance, January 31, 2008	**84,079,825**	**$ 28,354,608**

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

8. Share Capital (continued)

On March 31, 2005, the Company completed a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

Canaccord Capital Corporation ("Canaccord"), the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

On April 26, 2005, the Company issued 1,500,000 units at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed another private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

The fair value of the common share purchase warrants and agent warrants issued in fiscal 2006 were estimated using the Black-Scholes pricing model based on the following assumptions:

(i)   Warrants issued on private placement - 8,750,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 4,375,000 warrants was $625,723 ($756,875 CDN).

(ii)   Warrants issued on private placement - 1,500,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 750,000 warrants was $104,183 ($129,750 CDN).

(iii)   Warrants issued on private placement - 50,000 units
Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 25,000 warrants was$3,436 ($4,325 CDN).



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

8.   Share Capital (continued)

    (iv)   Warrants issued on private placement - 1,831,000 units
           Dividend yield 0%, expected volatility 150%, risk - free interest rate 3.02% and an expected life of 24 months. Value assigned to 915,500 warrants was $171,279 ($213,311 CDN).

    (v)   Agent warrants - 8,750,000 units
           Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants was $193,580 ($234,155 CDN).

    (vi)   Agent warrants - 1,500,000 units
           Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 247,500 agent warrants was $34,380 ($42,817 CDN).

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. None of these purchase warrants have been exercised before the expiry date.

The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 98%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $2,847,058 ($3,198,582 CDN).

On June 18, 2007, the Company initiated a normal course issuer bid process whereby a maximum of 4,000,000 common shares, representing approximately 5% of the issued and outstanding common shares, could be repurchased beginning June 25, 2007 and terminating June 25, 2008. On August 3, 2007, the Company purchased 91,000 common shares of the Company at a cost of $42,257. These shares were purchased pursuant to the normal course issuer bid and will be cancelled. The historical value of these shares will be removed from share capital and the excess over the purchase price will be recorded as an increase in contributed surplus.

9.   Warrants

The following table reflects the continuity of warrants:

	Number of Warrants	Weighted Average Exercise Price CDN ($)	
Balance, January 31, 2007	11,219,283	$	1.22
Exercised	(4,289,550)		0.50
Expired	(441,737)		0.50
Balance, January 31, 2008	6,487,996	$	1.75



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

9.   Warrants (continued)

The following table reflects the fair value of share purchase warrants currently outstanding as at January 31, 2008:

Expiry Date	Exercise Price CDN ($)	Number of Warrants	Fair Value ($)
April 26, 2008	1.75	6,487,996	2,814,999

10.   Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

The following table reflects the continuity of stock options:

	Number of Stock Options			Weighted Average Exercise Price CDN ($)		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Outstanding at beginning of year	7,826,500	5,670,000	4,185,000	$ 0.79	$ 0.33	$ 0.28
Granted during year	2,015,000	3,423,500	2,380,000	0.60	1.41	0.49
Exercised during year	(1,515,000)	(1,250,000)	(200,000)	(0.31)	(0.49)	(0.38)
Expired during year	(500,000)	(17,000)	(695,000)	(1.44)	(0.24)	(0.24)
Outstanding at end of year	7,826,500	7,826,500	5,670,000	$ 0.80	$ 0.79	$ 0.33



- 25 -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

10.   Stock Options (continued)

The following table reflects the stock options outstanding and exercisable as at January 31, 2008:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Black-Scholes Value ($)
December 12, 2008	0.27	220,000	27,734
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	2,623,000	3,088,220
October 13, 2011	0.75	283,500	162,005
July 13, 2012	0.60	2,015,000	853,953
		7,826,500	4,820,149

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $150,606 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.

On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

10.   Stock Options (continued)

On May 2, 2006 the Company granted 3,140,000 stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 145%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $3,699,045.

On October 13, 2006, the Company granted options to purchase 283,500 common shares of the Company to directors and a consultant. The options are exercisable at $0.75 CDN and expire on October 12, 2011. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 129%, risk-free interest rate of 4.00% and an expected life of 5 years. The value assigned to the options is $162,005.

On July 13, 2007, the Company granted options to purchase 2,015,000 common shares of the Company to directors, officers and employees. The options are exercisable at $0.60 CDN and expire within a period of 5 years. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 101%, risk-free interest rate of 4.60% and an expected life of 5 years. For the year ended January 31, 2008, the value assigned to the options was $853,953 ($894,660 CDN).

For fiscal 2008, the weighted-average grant date fair value of these options was $853,953 (fiscal 2007 - $3,861,050; fiscal 2006 - $739,006) or $0.77 (fiscal 2007 - $1.25; fiscal 2006 - $0.31) per share.

The following table reflects the continuity of contributed surplus:

	Amount
Balance, January 31, 2004	$ 1,477,780
Options granted	150,606
Balance, January 31, 2005	1,628,386
Expired warrants	16,907
Options granted	739,006
Options exercised	(19,433)
Balance, January 31, 2006	2,364,866
Options granted	3,861,050
Options exercised	(178,155)
Options cancelled	(22,124)
Balance, January 31, 2007	6,025,637
Options granted	853,953
Expired warrants	70,806
Balance, January 31, 2008	$ 6,950,396



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

11. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	2008	Restated (Note 2) 2007	Restated (Note 2) 2006
Numerator:			
Loss for the year	$ (2,019,479)	$ (4,511,483)	$ (1,674,430)
Denominator:			
Weighted average number of common shares outstanding for basic and diluted loss per share	82,983,768	73,771,233	53,907,094
Basic and diluted loss per share	$ (0.02)	$ (0.06)	$ (0.03)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2008, 2007 and 2006 as their inclusion would be anti-dilutive.

12. Income Taxes

The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate at 35.90% (2007 and 2006 - 36.12%) to the amounts recognized in the consolidated statements of operations:

	2008	2007	2006
Net loss before income taxes reflected in consolidated statements of operations	$ (2,019,479)	$ (4,511,483)	$ (1,674,430)
Expected income tax (recovery)	(724,993)	(1,629,548)	(604,804)
Write-off of exploration properties	52,220	-	132,729
Deductible share issue costs	(153,994)	(147,480)	(81,049)
Stock option compensation expense	306,569	1,386,620	266,929
Amortization	765	478	2,075
Unrealized foreign exchange (gain) loss	(418,147)	137,627	(90,121)
Subsidiary losses capitalized for consolidation purpose	(475,462)	(477,262)	-
Difference between Canadian and foreign tax rates	4,007	6,343	2,404
Taxable benefits not recognized	1,409,035	723,222	371,837
Income tax (recovery) expense	$ -	$ -	$ -



- 28 -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

12.   Income Taxes (Continued)

The following table reflects future tax assets at January 31, 2008, 2007 and 2006:

	2008	2007	2006
Unclaimed non-capital losses	$ 3,034,668	$ 2,045,208	$ 1,290,242
Unclaimed capital losses	8,706	7,991	16,421
Excess of undepreciated capital cost allowance over carrying value of capital assets	639,429	276,422	118,216
Excess of unclaimed resource pools over carrying value of exploration properties	600,527	551,169	834,748
Unclaimed share issue costs	304,465	418,785	261,945
	4,587,795	3,299,575	2,521,572
Valuation allowance	(4,587,795)	(3,299,575)	(2,521,572)
Future income tax assets	$ -	$ -	$ -

At January 31, 2008, the Company had unclaimed Canadian and foreign resource pools of approximately $15,736,000 (CDN $15,796,000) consisting of Canadian Exploration Expenditures of $1,237,000 (CDN $1,242,000), Canadian Development Expenses of $299,000 (CDN $300,000), Foreign Resource Expenses of $14,200,000 (CDN $14,254,000). Also available is unclaimed share issue costs of $909,000 (CDN $912,000) and unclaimed non-capital losses carried forward of $8,917,000, which will expire as follows*:*

2009	$ 337,500
2010	652,500
2011	712,300
2015	791,100
2026	1,076,900
2027	2,546,700
2028	2,800,000
	$ 8,917,000



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

13. **Related Party Transactions**

	2008	2007	2006
Due from related parties:			
The President and Director of the Company (i)	$ 20,510	$ 17,402	$ 18,049
Sharpe Resources Corporation (ii)	127,498	104,984	108,293
The President and Director of the Company (iii)	285,711	-	-
	$ 433,719	$ 122,386	$ 126,342

(i) This advance is unsecured, non-interest bearing and has no set terms of repayment.
(ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-interest bearing and has no set terms of repayment.
(iii) This advance bears interest at 4% and is repayable within 3 years.

Consulting, wages and salaries include a bonus of $117,678 (2007 - $170,000; 2006 - $nil) and salary of $249,995 (2007 - $252,621; 2006 - $96,192) paid to the President of the Company.

Consulting, wages and salaries include salary of $78,002 (2007 - $48,923; 2006 - $nil) paid to an employee who is also a family member of the President and Director of the Company.

Compensation of $60,008 (2007 - $12,155 ; 2006 - $nil) was paid to the former CFO of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14. **Contingencies**

On October 11, 2006 the Company received documents purporting to constitute a requisition from a group of shareholders of Royal (the "Dissident Group") alleging that they hold more than 10% of the Company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of Royal.

On October 28, 2006 the Company filed an action in the United States District Court for the Central District of California against the persons and entities who have identified themselves as belonging to the Dissident Group. The Company alleges that the defendants violated section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), by failing to file a Schedule 13-D.

On November 29, 2007, the parties executed an Agreement, pending formal approval of the court, to settle this matter in a manner which is favorable to all of the parties and without any financial costs to the Company other than the legal fees incurred. A final stipulated judgement and dismissal of the case was filed and heard by the Court on May 5, 2008. The court has signed the proposed judgement resulting in a final judgement entered in the case.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

15. Commitments

(i) On January 1, 2006, the Company entered into a management agreement with the President of the Company for management and consulting services for $250,000 per annum which expires in January 1, 2011. On January 1, 2007 and on each January 1 during the term of the agreement, the compensation may be increased by 10% per annum. This agreement can be renewed for an additional five years.

(ii) The Company is obligated to incur an additional $96,000 in option costs before July 1, 2009 pursuant to the agreement of the Gold Wedge Project.

(iii) The Company is obligated to incur an additional $40,000 in option costs before the end of fiscal 2010 pursuant to the agreement of the Railroad Project.

(iv) The Company is obligated to incur an additional $225,000 in exploration expenditures and $30,720 in option costs before July 31, 2011 pursuant to the agreement of the Darkstar gold property.

(v) The Company is obligated to incur an additional $140,000 in option costs before the end of fiscal 2012 pursuant to the agreement of the Fondaway Project.

16. General and Administrative

		2008		2007		2006
Advertising and promotion	$	94,429	$	155,775	$	110,236
Corporate development		116,191		85,380		27,762
Insurance		58,776		37,758		31,108
Office and general		124,511		67,652		40,582
Professional fees		425,628		268,156		46,887
Travel		1,907		4,241		9,930
Capital tax, interest and penalties		50,879		-		-
	$	872,321	$	618,962	$	266,505

17. Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company's assets are located in the United States except for cash and cash equivalents and short-term investments totaling $7,222,749 (2007 - $10,029,716) held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses, totaling $424,743 (2007 - $420,841) necessary to maintain the Company's public company status.



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18.   Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2 (d), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Also available for sale securities were reported at cost, in the prior years, under Canadian GAAP, while under US GAAP, they were reported at market value. Had the Company's consolidated balance sheets as at January 31, 2008 and 2007 been prepared using US GAAP, such balance sheets would be presented as follows:

		2008		2007
Assets				
Current				
Cash and cash equivalents	$	7,209,173	$	9,654,288
Short-term investments		117,761		433,699
Available for sale securities		148,189		118,720
Other receivables and prepaids		97,445		141,827
Due from related parties		433,719		122,386
		8,006,287		10,470,920
Reclamation bond		203,186		181,767
Equipment		1,483,690		2,056,392
Mining properties - acquisition costs		760,974		468,107
Mine development		980,123		739,048
	$	11,434,260	$	13,916,234
Liabilities				
Current				
Accounts payables	$	141,041	$	55,659
Accrued liabilities		79,696		146,498
Asset retirement obligation		203,186		181,767
		423,923		383,924
Shareholders' Equity				
Capital stock		27,773,583		24,822,439
Treasury stock		(42,257)		-
Warrants		2,814,999		3,546,935
Additional paid-in capital		6,804,270		5,879,511
Cumulative foreign currency translation adjustments		1,095,402		(84,632)
Cumulative adjustments to marketable securities		(345,041)		(374,510)
Deficit accumulated during the development stage		(27,090,619)		(20,257,433)
		11,010,337		13,532,310
	$	11,434,260	$	13,916,234



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18. Differences between Canadian GAAP and US GAAP (continued)

US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.

The statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:

Statements of Operations and Comprehensive Income (Loss):

	Cumulative from inception	2008	Restated (Note 2) 2007	Restated (Note 2) 2006
Expenses				
General and administrative	$ 3,372,063	$ 872,321	$ 618,962	$ 266,505
Consulting fees	1,995,900	482,123	443,693	295,707
Stock option compensation	5,622,831	853,953	3,838,926	739,006
General exploration	16,862,764	5,018,951	3,942,344	1,067,047
Depreciation on non-exploration assets	13,290	2,132	1,322	5,745
	27,866,848	7,229,480	8,845,247	2,374,010
Loss before the following	(27,866,848)	(7,229,480)	(8,845,247)	(2,374,010)
Write down of advances to related company	(75,506)	-	-	-
Gain on disposal of marketable securities	47,988	-	-	-
Interest income	739,211	396,294	391,420	-
Gain on sale of 60% interest in exploration property	78,124	-	-	-
Capital tax, interest and penalties	-	-	-	-
Net loss before income taxes	(27,077,031)	(6,833,186)	(8,453,827)	(2,374,010)
Income taxes	**-**	**-**	**-**	**-**
Net loss	$ (27,077,031)	$ (6,833,186)	$ (8,453,827)	$ (2,374,010)
Comprehensive income items:				
Foreign currency translation gains (loss)	1,095,402	1,180,034	(381,030)	249,505
Recovery of (write down) of marketable securities	(345,042)	29,469	(107,817)	140,412
Comprehensive loss	$ (26,326,671)	$ (5,623,683)	$ (8,942,674)	$ (1,984,093)
Net loss per common share				
Basic and Diluted		$ (0.08)	$ (0.12)	$ (0.04)



- 33 -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18. Differences between Canadian GAAP and US GAAP (continued)

Statements of Operations and Comprehensive Income (Loss) (Continued):

Comprehensive loss per common share			
Basic and Diluted	$ (0.07)	$ (0.12)	$ (0.04)

Statements of Changes in Shareholders' Equity:
The changes in common stock since the Company's inception as required by US GAAP are as follows:

	Shares	Amount Under US GAAP
Issued to former shareholders of SRI	8,154,614	$ 1,318,566
Held by other shareholders	488,041	467,467
Balance, June 26, 1996	8,642,655	1,786,033
Issued for exploration properties	1,400,000	667,204
Issued for services	200,000	126,465
Issued for cash on exercise of warrant	580,577	361,823
Issued for cash	500,000	329,936
Balance, January 31, 1997	11,323,232	3,271,461
Issued for exploration properties	200,000	134,250
Flow-through shares issued for cash	300,000	216,763
Issued for cash, less issue costs of $481,480	7,228,066	2,129,061
Issued for services	70,000	58,125
Balance, January 31, 1998	19,121,298	5,809,660
Share issue costs	-	(5,919)
Balance, January 31, 1999	19,121,298	5,803,741
Issued for cash, less issue costs of $4,092	951,494	61,578
Balance, January 31, 2000	20,072,792	5,865,319
Issued for cash, less issue costs of $54,246	3,043,667	377,614
Balance, January 31, 2001	23,116,459	6,242,933
Issued for cash on exercise of warrants	951,494	123,052
Cancellation of shares held in escrow	(4,836,615)	(1,279,287)
Balance, January 31, 2002	19,231,338	5,086,698



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18.   Differences between Canadian GAAP and US GAAP (continued)

Statements of Changes in Shareholders' Equity (Continued):

	Shares	Amount Under US GAAP
Balance, January 31, 2002	19,231,338	5,086,698
Issued for cash, less issue cost of $55,258	7,000,000	600,427
Issued for cash, on exercise of stock options	910,000	88,290
Issued in exchange for exploration properties	1,000,000	171,125
Balance, January 31, 2003	28,141,338	5,946,540
Issued for cash, less issue cost of $266,372	6,000,000	845,292
Warrants valuation	-	(151,276)
Balance, January 31, 2004	34,141,338	6,640,556
Issued for cash, less issue cost of $360,964	7,395,000	1,486,784
Issued to broker as compensation	349,680	91,117
Issued on warrant exercise	1,257,500	318,352
Warrant valuation	-	(428,918)
Warrant call	-	90,345
Balance, January 31, 2005	43,143,518	8,198,236
Issued for cash, less issue cost of $295,750	12,131,000	3,117,705
Issued to broker as compensation	127,000	35,553
Issued on warrant and compensation option exercise	2,221,060	692,984
Warrant call	-	255,491
Warrant valuation	-	(1,132,581)
Issued on stock option exercise	200,000	64,824
Stock option valuation	-	19,433
Balance, January 31, 2006	57,822,578	11,251,645
Shares issued after January 31, 2006	100,000	119,325
Issued for cash, less issue cost of $879,170	12,975,967	12,407,590
Warrant valuation	-	(2,847,058)
Issued on warrant exercise	6,126,730	2,639,865
Warrant call	-	740,133
Issued on stock option exercise	1,250,000	332,784
Stock option valuation	-	178,155
Balance, January 31, 2007	78,275,275	24,822,439
Shares issued on warrant exercised	4,289,550	1,868,342
Fair value of warrants exercised	-	661,130
Shares issued on stock option exercised	1,515,000	421,672
Balance, January 31, 2008	84,079,825	$ 27,773,583





(expressed in United States Dollars)

18. Differences between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

	Warrants	Additional paid in capital	Cumulative foreign currency translation adjustments	Cumulative adjustments to marketable securities	Deficit accumulated during the development stage
Balance, January 31, 2005	584,796	1,482,260	46,893	(407,105)	(9,429,596)
Warrant exercise, fair value	(255,941)	-	-	-	-
Issue of warrants, fair value	1,132,581	-	-	-	-
Warrant expiry, fair value	(21,427)	-	-	-	-
Stock options	-	739,006	-	-	-
Stock option exercise, fair value	-	(19,433)	-	-	-
Warrants expired, fair value	-	16,907	-	-	-
Net (loss) income	-	-	-	-	(2,374,010)
Other comprehensive income items	-	-	249,505	140,412	-
Balance, January 31, 2006	$ 1,440,009	$ 2,218,740	$ 296,398	$ (266,693)	$ (11,803,606)
Warrant exercise, fair value	(740,132)	-	-	-	-
Issue of warrants, fair value	2,847,058	-	-	-	-
Stock options	-	3,838,926	-	-	-
Stock option exercise, fair value	-	(178,155)	-	-	-
Net (loss) income	-	-	-	-	(8,453,827)
Other comprehensive income items	-	-	(381,030)	(107,817)	-
Balance, January 31, 2007	$ 3,546,935	$ 5,879,511	$ (84,632)	$ (374,510)	$ (20,257,433)
Warrant exercise, fair value	(661,130)	-	-	-	-
Warrant expiry, fair value	(70,806)	-	-	-	-
Stock options	-	853,953	-	-	-
Warrants expired, fair value	-	70,806	-	-	-
Net (loss) income	-	-	-	-	(6,833,186)
Other comprehensive income items	-	-	1,180,034	29,469	-
Balance, January 31, 2008	$ 2,814,999	$ 6,804,270	$ 1,095,402	$ (345,041)	$ (27,090,619)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18.   **Differences between Canadian GAAP and US GAAP (continued)**

Statement of Cash Flows:

	Cumulative from Inception	2008	2007	2006
Operating activities				
Net loss	$ (27,077,031)	$ (6,833,186)	$ (8,453,827)	$ (2,374,010)
Depreciation	1,418,089	647,295	540,289	191,877
Stock option compensation	5,622,831	853,953	3,838,926	739,006
Expenses settled by the issue of common shares	184,610	-	-	-
Exploration expenditures settled by the issue of common shares	2,199,799	-	-	-
Consulting services provided as payment for stock options	117,678	117,678	-	-
Gain on disposal of marketable securities	(47,988)	-	-	-
Write down of advances to related company	554,846	-	-	-
Decrease (increase) in other receivables and prepaids	(97,445)	44,382	(140,566)	(484)
Increase (decrease) in accounts payables	141,041	85,382	(19,576)	117,646
Increase (decrease) in accrued liabilities	79,696	(66,802)	-	-
	(16,903,874)	(5,151,298)	(4,234,754)	(1,325,965)
Financing activities				
Issue of common shares, net of issue costs	29,176,221	2,172,336	15,380,240	4,025,421
Asset retirement obligation	203,186	21,419	50,000	-
Increase in advances to related company	(988,564)	(311,333)	3,956	(64,105)
Purchase of treasury stock	(42,257)	(42,257)	-	-
	28,348,586	1,840,165	15,434,196	3,961,316



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18.   **Differences between Canadian GAAP and US GAAP (continued)**

Statement of Cash Flows (Continued):

	Cumulative from Inception	2008	2007	2006
Investing activities				
Increase in short-term investments	(117,761)	315,938	2,679	(436,378)
Purchase of equipment	(2,901,780)	(74,593)	(1,337,687)	(1,413,136)
Acquisition of mining properties	(760,974)	(292,867)	(280,692)	(187,415)
Mine development costs	(980,123)	(241,075)	(293,519)	(445,529)
Purchase of marketable securities	(1,057,976)	-	-	-
Reclamation bond	(203,186)	(21,419)	(50,000)	-
Proceeds on disposal of marketable securities	690,859	-	-	-
	(5,330,941)	(314,016)	(1,959,219)	(2,482,458)
Foreign currency translation adjustments	1,095,402	1,180,034	(381,030)	249,505
Cash and cash equivalents				
Net increase (decrease)	7,209,173	(2,445,115)	8,859,193	402,398
Beginning of period	-	9,654,288	795,095	392,697
End of period	$ 7,209,173	$ 7,209,173	$ 9,654,288	$ 795,095



Royal Standard Minerals Inc.
(expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years ended January 31, 2008, 2007 and 2006

18. **Differences between Canadian GAAP and US GAAP (continued)**

Recent US GAAP accounting pronouncements

In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry." This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending January 31, 2007. This consensus has had no effect in the current fiscal year since the Company is not yet in the production phase.

In May 2005, the FASB issued SFAS 154 Accounting Changes and Error Corrections, effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

In February 2007, the FASB issued Statement 159 "Fair Value Option". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of statement 159 "Fair Value Option" will have on the statements.

19. **Comparative Figures**

Certain comparative figures have been reclassified to conform with the current year's presentation.

